Filed Pursuant to Rule 433

Registration No. 333-237609

November 23, 2020

Relating to Preliminary Prospectus Supplement

Dated November 23, 2020

to Prospectus

Dated April 14, 2020

Issuer Free Writing Prospectus

Republic of Peru’s U.S.$1,000,000,000 1.862% U.S. Dollar-Denominated Global Bonds due 2032 (“2032 Bonds”)

This pricing supplement (this “Pricing Supplement”) to the preliminary prospectus supplement dated November 23, 2020 (the “Preliminary Prospectus Supplement”) is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Supplement supplements the information in the Preliminary Prospectus Supplement.

Final terms and conditions as of November 23, 2020

Issuer	Republic of Peru

Issue Type	SEC Global Registered

Joint Lead Managers and Joint Bookrunners	BBVA Securities Inc. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC Itau BBA USA Securities, Inc. Morgan Stanley & Co. LLC

Issue Amount	U.S.$1,000,000,000

Issue Price	100.000%, plus accrued interest, if any, from December 1, 2020

Settlement Date	December 1, 2020 (T+5)

Denominations	U.S.$1,000 and integral multiples of U.S.$1,000 in excess thereof

Maturity Date	December 1, 2032

Optional Make-Whole Redemption	Prior to September 1, 2032, make-whole call at Treasury Rate plus 15 basis points

Optional Par Redemption	On and after September 1, 2032, call at 100.000%

Regular Record Dates	May 29 and November 28 of each year

Coupon	1.862% per year

Interest Payment Dates	June 1 and December 1 of each year, beginning on June 1, 2021

UST Price/Yield at Pricing	100-04 / 0.862%

Benchmark Instrument	0.875% U.S. Treasury due November 15, 2030

Offer Spread	+100 bps

Yield to Maturity	1.862%

Gross Proceeds to Issuer	U.S.$1,000,000,000

Interest Rate Basis	30/360

Governing Law	State of New York

Clearing	DTC / Euroclear / Clearstream

ISIN	US715638DP43

CUSIP	715638 DP4

Listing and Trading	Application will be made to admit the bonds for listing on the Official List of the Luxembourg Stock Exchange and for trading on the Euro MTF Market.

The following additional information of the Republic of Peru and regarding the securities is available from the U.S. Securities and Exchange Commission’s (“SEC”) website and also accompanies this free writing prospectus:

Preliminary Prospectus Supplement dated November 23, 2020 to Prospectus dated April  14, 2020.

https://www.sec.gov/Archives/edgar/data/77694/000119312520300609/d54425d424b2.htm

https://www.sec.gov/Archives/edgar/data/77694/000119312520300509/d11847d18ka.htm

https://www.sec.gov/Archives/edgar/data/77694/000119312520271992/d63293d18k.htm

https://www.sec.gov/Archives/edgar/data/77694/000119312520107281/d901190dsba.htm

https://www.sec.gov/Archives/edgar/data/77694/000119312520101484/d901190dsb.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and related prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter participating in the offering will arrange to send you the prospectus if you request it by calling:

BBVA Securities Inc.: +1 (212) 728-1500 (collect)

Citigroup Global Markets Inc.: +1 (800) 831-9146 (toll-free)

Goldman Sachs & Co. LLC: +1 (866) 471-2526 (toll-free)

Itau BBA USA Securities, Inc.: +1 (212) 710-6749 (collect) or +1 (888) 770-4828 (toll-free, U.S. only)

Morgan Stanley & Co. LLC: +1 (866) 718-1649 (toll-free)

Delivery of the 2032 Bonds is expected on or about December 1, 2020, which will be the fifth business day following the date of pricing of the 2032 Bonds (“T+5”). Under Rule 15c6–1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade 2032 Bonds prior to the Settlement Date may be required, by virtue of the fact that the 2032 Bonds initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of 2032 Bonds who wish to trade 2032 Bonds prior to the Settlement Date should consult their own advisor.

PROHIBITION OF SALES TO EEA AND UK RETAIL INVESTORS - The 2032 Bonds are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”) or in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the 2032 Bonds or otherwise making them available to retail investors in the EEA or in the UK has been prepared and therefore offering or selling the 2032 Bonds or otherwise making them available to any retail investor in the EEA or in the UK may be unlawful under the PRIIPs Regulation. The prospectus to which the offering of the 2032 Bonds relates has been prepared on the basis that any offer of 2032 Bonds in any member state of the EEA or in the UK will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of notes. The prospectus to which the offering of the 2032 Bonds relates is not a prospectus for the purposes of the Prospectus Regulation. References to Regulations or Directives include, in relation to the UK, those Regulations or Directives as they form part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 or have been implemented in UK domestic law, as appropriate.

The prospectus and any other material in relation to the 2032 Bonds described herein are for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Order, (iii) are outside the UK, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated, all such persons together being referred to as “Relevant Persons”. The prospectus and any other material in relation to the 2032 Bonds described herein are directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which the prospectus and any other material in relation to the 2032 Bonds described herein relate is available only to Relevant Persons and will be engaged in only with Relevant Persons. This communication and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by any recipients to any other person in the UK. Any person in the UK that is not a Relevant Person should not act or rely on this communication or its contents.

ANY DISCLAIMER OR OTHER NOTICE THAT MAY APPEAR BELOW IS NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMER OR OTHER NOTICE WAS AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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